UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                          National Gypsum Company
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                 636317109
                              (CUSIP Number)


             Marion A. Cowell, Jr., First Union Corporation,
        One First Union Center, Charlotte, NC 28288 (704) 374-6828
      (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications)



                             January 31, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ] .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                     This document contains 49 pages.
                    The exhibit index begins on page 6.

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                                 SCHEDULE 13D




CUSIP NO. 636317109            PAGE 2 OF 49 PAGES





1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   FIRST UNION CORPORATION

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [check mark]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS
   WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   NC

7  SOLE VOTING POWER
   820,735


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

8  SHARED VOTING POWER
   0

9  SOLE DISPOSITIVE POWER
   813,735

10 SHARED DISPOSITIVE POWER
   5,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   820,735

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   4.0%

14 TYPE OF REPORTING PERSON
   CO

PRELIMINARY STATEMENT

        This Amendment No. 3 (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 23, 1994, as amended (the "Statement"), with respect to the shares of Common Stock, $.01 par value per share (the "Common Stock"), of National Gypsum Company, a Delaware corporation (the "Issuer"), by First Union Corporation (the "Reporting Person"). Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement. Information contained herein with respect to persons other than the Reporting Person has been obtained from public filings under the Securities Exchange Act of 1934, as amended, or has been provided to the Reporting Person by the relevant party. The Reporting Person has not independently verified and assumes no responsibility for the accuracy or completeness of such information. As reported in the Statement, the Reporting Person may be deemed a member of a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with Delcor, Inc., a Delaware corporation ("Delcor") and NationsBank Corporation with respect to ownership of Common Stock. Delcor and Golden Eagle Industries, Inc., acting jointly, and NationsBank Corporation have each filed separate statements on Schedule 13D. The Reporting Person anticipates that any future amendment to this Statement may be included in a joint statement with other members of such group, which joint statement would not be eligible for electronic filing under Regulation S-T. Accordingly, the Reporting Person expects that this Amendment constitutes the Reporting Person's final amendment to be filed electronically under Regulation S-T.


Item 4.  Purpose of Transaction.


        On January 31, 1995, the Reporting Person and its banking affiliate, First Union National Bank of North Carolina, issued a commitment letter to Delcor to provide equity and debt financing to the Issuer to partially fund Delcor's proposal to the Board of Directors of the Issuer that the Issuer effect a recapitalization. A copy of such commitment letter (the "Recapitalization Financing Commitment") is filed as Exhibit 9 hereto, which is incorporated by reference herein.

        The terms of Delcor's recapitalization proposal are set forth in a letter from Delcor addressed to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 10 (the "Recapitalization Proposal"). The Recapitalization Proposal is incorporated by reference herein.

        Under the Recapitalization Proposal, 75 percent of the shares of Common Stock of the Issuer other than the shares held by Delcor and the 784,999 shares held by the Reporting Person would be redeemed by the Issuer pro rata for cash at a per share price of $46 (the "Transaction Price"). In addition, under the Recapitalization Proposal, Delcor would purchase from the Issuer for cash additional shares of Common Stock at the Transaction Price, such that upon completion of the redemption and additional investment by Delcor, Delcor would hold approximately 54.5 percent of the then outstanding common shares on a fully diluted basis. The Reporting Person would exchange its existing 784,999 shares of Common Stock for a new class of common stock ("Class B Common Stock"), which would have the same rights as Common Stock except for limited voting privileges. NationsBank Corporation would acquire from the Issuer for approximately $36.1 million in cash 784,999 shares of Class B Common Stock at the $46 per share Transaction Price. The Reporting Person and NationsBank Corporation would each acquire from the Issuer for $50 million in cash, shares of a new $100 million issue of redeemable preferred stock of the Issuer (the "Redeemable Preferred Stock") that would pay dividends at a rate of 9 percent per annum, carry no warrants, and have an eight-year maturity. The Redeemable Preferred Stock would be callable by the Issuer at any time, with no premium, would have limited voting privileges, and would vote together as a class with Common Stock.

        First Union National Bank of North Carolina has provided Delcor with a commitment letter to provide the Issuer with a $162.5 million, five-year reducing, revolving credit facility to supply a portion of the remaining funds required to effect the recapitalization and meet future working capital needs.

        The Recapitalization Financing Commitment sets forth the Reporting Person's commitment to acquire from the Issuer, shares of Class B Common Stock and Redeemable Preferred Stock and the commitment of its affiliate, First Union National Bank of North Carolina, to provide the reducing, revolving credit facility on the terms described above. The Reporting Person intends to use working capital to provide funds under the Recapitalization Financing Commitment.

        On January 31, 1995, NationsBank Corporation and NationsBank, N.A. (Carolinas) also issued to Delcor a commitment (the "NationsBank Recapitalization Commitment") for NationsBank Corporation to purchase from the Issuer, shares of Class B Common Stock and Redeemable Preferred Stock as described above and for NationsBank, N.A. (Carolinas) to provide the Issuer with a $162.5 million, five-year reducing, revolving credit facility. A copy of the NationsBank Recapitalization Commitment is filed as Exhibit 11 hereto.

        On January 31, 1995, Delcor accepted the Recapitalization
Financing Commitment and the NationsBank Recapitalization Commitment.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The information set forth in Item 4 of this Amendment is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.

        The Recapitalization Financing Commitment is filed as Exhibit 9
hereto.   The Recapitalization Proposal is filed as Exhibit 10 hereto.
The NationsBank Recapitalization Commitment is filed as Exhibit 11 hereto.

    Signatures.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: February 1, 1995







                                   FIRST UNION CORPORATION


                                   By:    /s/ W. Barnes Hauptfuhrer
                                        W. Barnes Hauptfuhrer
                                        Senior Vice
                                        President

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                               EXHIBIT INDEX


                                                          SEQUENTIALLY
EXHIBIT   TITLE                                          NUMBERED PAGE

     1* Certain information regarding the directors and executive officers of First Union
          Corporation

     2*   Commitment letter of First Union Corporation and
          First Union National Bank of North Carolina dated November 15, 1994 addressed to Delcor, Inc.

     3*   Letter dated November 15, 1994 from Delcor, Inc.
          to the Board of Directors of National Gypsum Company setting forth the terms of a proposed merger between a company to be formed by Delcor, Inc.
          and National Gypsum Company

     4*   Commitment letter of NationsBank Corporation and
          NationsBank of North Carolina, N.A.  dated
          November 15, 1994 addressed to Delcor, Inc.

     5*   Certain information regarding Delcor, Inc.

     6*   Certain information regarding NationsBank
          Corporation

     7*   Letter dated December 12, 1994 from National
          Gypsum Company to Delcor, Inc.

     8* Press release dated December 13, 1994 issued by Delcor, Inc.

     9    Commitment letter of First Union Corporation and          8
          First Union National Bank of North Carolina dated January 31, 1995 addressed to Delcor, Inc.

    10    Letter dated January 31, 1995 from Delcor, Inc.           26
          to the Board of Directors of National Gypsum Company

    11    Commitment letter of NationsBank Corporation and           32
          NationsBank, N.A. (Carolinas) dated January 31, 1995 addressed to Delcor, Inc.

_________________________
      *  Previously filed